SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended  December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to  ______________________

                       Commission File Number: 333-121098

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Kyocera Mita America, Inc. Savings and Investment Plan c/o Kyocera Mita America, Inc.
             225 Sand Road
             Fairfield, NJ  07004

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             Kyocera Corporation
             6, Takeda, Tobadono-cho
             Fushimi-ku
             Kyoto, Japan 612-8501

Kyocera Mita America, Inc.
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2000 and 1999 and
Year Ended December 31, 2000

PricewaterhouseCoopers [LOGO OMITTED]
--------------------------------------------------------------------------------
                                                   |
                                                   | PricewaterhouseCoopers LLP
                                                   | 1177 Avenue of the Americas
                                                   | New York NY 10036
                                                   | Telephone (646) 471 4000
                                                   | Facsimile (813) 286 6000


             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Kyocera Mita America, Inc. Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i-Schedule of Assets (Held at End of Year 2000) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
New York, New York
January 21, 2004

Kyocera Mita America, Inc. Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                          2000          1999
                                                       -----------   -----------
Assets
Cash                                                   $     4,169   $        --
                                                       -----------   -----------
Investments, at fair value
   Common/collective trust                               1,400,465     1,421,843
   Registered investment companies                      15,315,527    19,698,201
   Participant loans                                       947,911       828,472
                                                       -----------   -----------
      Total investments                                 17,663,903    21,948,516
                                                       -----------   -----------
Receivables
   Employer contribution                                   426,802       382,820
   Participant contribution                                 41,345            --
                                                       -----------   -----------
      Total receivables                                    468,147       382,820
                                                       -----------   -----------
      Net assets available for
         benefits                                      $18,136,219   $22,331,336
                                                       ===========   ===========


    The accompanying notes are an integral part of the financial statements.

Kyocera Mita America, Inc. Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2000
--------------------------------------------------------------------------------

Reductions to net assets attributed to
Investment income
   Net depreciation in fair value of investments                   $ (4,046,042)
   Dividends and interest income                                         75,471
                                                                   ------------
      Net investment loss                                            (3,970,571)
                                                                   ------------
Contributions
   Employer                                                             926,742
   Participants                                                       1,644,088
                                                                   ------------
      Total contributions                                             2,570,830
                                                                   ------------
      Total reductions                                               (1,399,741)

Deductions from net assets attributed to
Benefits paid to participants                                        (2,774,579)
Administrative expenses                                                 (20,797)
                                                                   ------------
      Total deductions                                               (2,795,376)
Net decrease                                                         (4,195,117)

Net assets available for benefits
Beginning of year                                                    22,331,336
                                                                   ------------
End of year                                                        $ 18,136,219
                                                                   ============

    The accompanying notes are an integral part of the financial statements.

Kyocera Mita America, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2000
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of Kyocera Mita America, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

     General Information
     The Plan was established on December 1, 1982. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan covers all eligible employees of Kyocera Mita America, Inc. ("KMA"), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the "Company"). The Plan is administered by a committee appointed by the Board of Directors (the "Committee") of KMA.

     Eligibility for Participation
     Each employee who was a participant of the Mita Copystar America, Inc. Employees' Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982. All other employees of the Company become eligible on the first day of their employment and enrollment to the Plan will commence on January 1, April 1, July 1, and October 1 following the date of employment.

     Contributions
     Contributions are determined as follows:

     a.   Employee Contributions
          Each participant may elect to contribute from 1 to 16 percent, of his or her compensation, as defined on a pre-tax basis and subject to certain limitations in year 2000. Notwithstanding the above, the elective percentage for participants who are highly compensated employees is limited to 8 percent. Employee contributions exceeding certain defined limitations may be recharacterized as after-tax contributions.

     b.   Employer Contributions
          The Company contributes on behalf of each participant an amount equal to 100 percent of the participant's contribution to a maximum of 3 percent of the participant's compensation, as defined ("Matching Contribution"). The Company may make additional discretionary contributions on behalf of each participant ("Regular Contribution").

     Vesting upon Termination
     In the event that a participant terminates employment (other than by retirement or death) such participant shall have a nonforfeitable interest in the value of his or her contribution and the Company's Regular Contribution. Vesting in the Company's matching contribution portion of their accounts is based on year of continuous service as follows:

     Year of Services                                         Percentage Vested

     1 year                                                             0%
     2 years                                                           25%
     3 years                                                           50%
     4 years                                                           75%
     5 years                                                          100%

Kyocera Mita America, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2000
--------------------------------------------------------------------------------

     Any portion of a participant's account that is not vested on termination shall be forfeited provided that such participant is not re-employed by the Company within the Plan year of his or her resignation.

     A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, or death.

     Forfeitures
     For the Plan year ended December 31, 2000, forfeitured non-vested employer's contribution amounted to $54,833. Forfeitures of employer matching contributions are used to reduce the employer's matching contribution. During 2000, $94,444 of cumulative forfeitures were used to offset employer's contribution.

     Payment to Benefits
     While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

     (a)  he or she has attained age 59 1/2 or

     (b)  he or she is in immediate and heavy financial needs, as defined.

     The Committee has power to approve such withdrawals. The amount of withdrawals cannot exceed the cost of meeting such needs. A participant who has five or more years in the Plan may elect to withdraw up to 100 percent of the Company's Matching Contribution; however, no withdrawals are permitted from the Company's Regular Contribution.

     Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their account balance (vested amount) on the date the loan is granted.

     Loan terms range up to 5 years or reasonable time period that may exceed five years for the purchase of the participant's principal place of residence. Repayment is made through payroll deduction. The loans bear interest at a rate that is currently charged by the Company's principal banking institution for loans granted under similar circumstances.

     Investment Options
     Upon enrollment in the Plan, the participants are allowed to direct their contributions in the following funds and stocks:

     a.   HighMark Money Market Fund
          Funds are invested in U.S. government securities, certificates of deposit, bankers' acceptances, commercial paper, corporate master notes and other appropriate money market instruments.

     b.   UBOC Stable Value Fund
          Funds are invested in a diversified portfolio of guaranteed investment contracts.

     c.   HighMark Bond Fund
          Funds are invested in fixed income securities which offer superior relative values.

Kyocera Mita America, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2000
--------------------------------------------------------------------------------

     d.   Fidelity Advisor Balanced Fund
          Funds are invested in a diversified portfolio of income producing securities.

     e.   Fidelity Advisor Growth Opportunities Fund
          Funds are invested primarily in traditional growth stocks, plus other opportunities such as special situations, debt securities and cyclical.

     f.   Vanguard Index 500 Fund
          Funds are invested in each of the Standard & Poor index's 500 stocks according to each stock's weighting in the index.

     g.   Janus Twenty Fund
          Funds are invested in a portfolio of 20 to 30 common stocks of companies with improving fundamentals.

     h.   Fidelity Utilities Fund
          Funds are invested primarily in equity securities of public utility companies.

     i.   Franklin Mutual Shares Fund
          Funds are invested in larger and medium-sized companies.

     j.   Janus Global Technology Fund
          Funds are invested primarily in foreign and U.S. companies expected to benefit from advancement in technology.

     k.   Janus Olympus Fund
          Funds are invested primarily in common stocks with higher historical returns relative to other types of investments accompanied by greater price fluctuations.

     l.   Franklin Small Cap Growth Fund
          Funds are invested in a diversified portfolio of equity securities of small capitalization and emerging growth companies.

     m.   Janus Worldwide Fund
          Funds are invested in stocks of companies based outside the U.S., which offer above-average growth potential.

     n.   American EuroPacific Growth Fund
          Funds are invested in stocks of companies based outside the U.S., which offer above-average growth potential.

     o.   Kyocera Corporation Stock
          This is the investment in Kyocera Corporation, the ultimate parent of KMA.

     Amendment and Termination
     The provisions of the Plan may be amended at any time by the Committee; provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries. Further, no such amendment or modifications shall impair the rights of the participants already vested.

Kyocera Mita America, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2000
--------------------------------------------------------------------------------

     The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan as of the last day of any month. In the event of termination, the interest of each participant shall be fully vested and nonforfeitable. In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

     (a)  A lump sum payment

     (b)  Transfer to any other qualified trust.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments Valuation and Income Recognition
     Investments in securities are stated at market value. Stocks, notes and bonds traded on securities exchanges are valued at closing market prices. Securities not listed on exchanges are valued by the trustee on the basis of quotations obtained from brokerage firms.

     Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on a moving average-cost basis.

     The net change in investment value is recorded monthly, and any earnings are reinvested in the respective investments. The net change in investment value includes the Plan's proportionate share of interest, dividends, results of realized gains and losses, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

     Net Change in Fair Value of Investments
     The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

     Payment of Benefits
     Benefits are recorded when paid.

     Risks and Uncertainties
     The Plan provides for various investment options in various combinations of investment securities, including underlying equity and fixed-income securities. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

Kyocera Mita America, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2000
--------------------------------------------------------------------------------

     financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2000 and 1999:

                                                                           2000         1999
                                                                        ----------   ----------

     Participant loans                                                  $  947,911   $       --
     HighMark Money Market Fund
        1,536,503 and 2,078,953 shares in 2000 and 1999, respectively    1,536,503    2,098,953
     UBOC Stable Value Fund
        1,400,465 and 1,421,843 shares in 2000 and 1999, respectively    1,400,465    1,421,843
     Fidelity Advisor Balanced Fund
        66,027 shares in 1999                                                   --    1,204,999
     Vanguard Index 500 Fund
        12,304 and 12,363 shares in 2000 and 1999, respectively          1,499,386    1,673,152
     Fidelity Advisor Growth Opportunities Fund
        46,374 and 62,022 shares in 2000 and 1999, respectively          1,583,689    2,893,992
     Janus Twenty Fund
        55,025 and 71,556 shares in 2000 and 1999, respectively          3,015,358    5,969,965
     Franklin Small Cap Growth Fund
        44,891 and 38,082 shares in 2000 and 1999, respectively          1,765,557    1,680,600
     Janus Worldwide Fund
        26,837 and 23,830 shares in 2000 and 1999, respectively          1,525,975    1,825,200

     During 2000, the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) depreciated as follows:

     Mutual funds                                                    $ 3,985,359
     Common stock                                                         60,683
                                                                     -----------
                                                                     $ 4,046,042
                                                                     ===========

4.   Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated August 28, 1992 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Kyocera Mita America, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2000
--------------------------------------------------------------------------------

5.   Subsequent Events

     Effective March 1, 2001, KMA merged Benchmark Business Systems, LLC ("Benchmark") which had previously adopted and sponsored the Benchmark Business Systems, LLC 401(k) Profit Sharing Plan (the "Benchmark Plan") for the benefit of its employees. Accordingly, the employees of Benchmark who had been participants of the Benchmark Plan became the participants of the Plan effective as of the merger date. As a result, the net assets available for benefits of $314,036 in the Benchmark Plan were transferred to the Plan as of the merger date.

     KMA purchased Kyocera Technology Development, Inc. ("KTD"), a subsidiary of Kyocera International, Inc. ("KII") on September 30, 2000. The employees of KTD who had been participants of the Kyocera Retirement Savings and Stock Bonus Plan sponsored by KII became the participants of the Plan on January 1, 2001. As a result, the net assets available for benefits of $365,256 were transferred to the Plan.

Kyocera Mita America, Inc. Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000
--------------------------------------------------------------------------------

(a)              (b)                                  (c)                       (d)            (e)
                                        Description of investment,
                                        including maturity date,
      Identity of issue, borrower,      rate of interest, collateral,                         Current
      lessor, or similar party          par, or maturity value                  Cost           Value
---   -------------------------------   -------------------------------      -----------    -----------

*     HighMark Capital Management       HighMark Div. Money Market Fund      $ 1,536,503    $ 1,536,503

*     Union Bank of California          Stable Value                           1,400,465      1,400,465

*     HighMark Capital Management       HighMark Bond                            612,753        608,479

      Fidelity Investments              Fidelity Adv. Balanced Fund              974,762        851,244

      Fidelity Investments              Fidelity Adv. Growth Opps. Fund        2,255,064      1,583,689

      Vanguard                          Vanguard Index 500                     1,549,516      1,499,386

      Janus Group                       Janus Twenty                           3,754,103      3,015,358

      Fidelity Investments              Fidelity Utilities                       668,035        462,712

      Mutual Series Funds               Mutual Shares                            579,099        568,896

      Janus Group                       Janus Global Technology                1,565,225        836,687

      Janus Group                       Janus Olympus                            605,284        413,167

      Franklin/Templeton Investments    Franklin Small Cap Growth              1,391,378      1,765,557

      Janus Group                       Janus Worldwide                        1,603,141      1,525,975

      American Funds Group              Europacific Growth A                     430,483        411,401

*     Kyocera Corporation               Kyocera Corporation Stock                296,857        235,863

*     HighMark Capital                  Stock Liquidity Account                      611            611

      Loans                             7.50% - 10.50%                           947,911        947,911

*Party-in-interest transaction.

                                   SIGNATURES
                                   ----------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         KYOCERA MITA AMERICA, INC.
                                         SAVINGS AND INVESTMENT PLAN


Date: December 10, 2004                  By: /s/ NICHOLAS MAIMONE
                                             -----------------------------------
                                             Name:  Nicholas Maimone
                                             Title: Chief Financial Officer

                                INDEX OF EXHIBITS
                                -----------------


Exhibit No.                     Description
-----------                     -----------

    23               Consent of Pricewaterhouse Coopers LLP